UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Madrigal Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

558868105

(CUSIP Number)

Susan Vuong

Chief Financial Officer

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

(415) 835-9378

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,377,854
	8.	Shared Voting Power —
	9.	Sole Dispositive Power 5,377,854
	10.	Shared Dispositive Power —
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,377,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.85%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital Management IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,377,854
	8.	Shared Voting Power —
	9.	Sole Dispositive Power 5,377,854
	10.	Shared Dispositive Power —
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,377,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.85%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 5,377,854
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 5,377,854
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,377,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.85%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital Fund IV Co-Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —
	8.	Shared Voting Power 5,377,854
	9.	Sole Dispositive Power —
	10.	Shared Dispositive Power 5,377,854
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,377,854
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.85%
14.	Type of Reporting Person (See Instructions) PN

EXPLANATORY NOTE

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D filed by the Reporting Person named herein on August 1, 2016 (the “Original Schedule 13D”). Due to an error by former outside counsel concerning submission codes, the Original Schedule 13D was inadvertently filed by such counsel under the EDGAR central index key (“CIK”) of 0001673226 for Madrigal Pharmaceuticals, Inc., a company (“Private Madrigal”) which did not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Private Madrigal was a party to the 2016 business combination involving Issuer, as described in Item 3. This Amendment is being filed using the correct Issuer EDGAR code (CIK 0001157601), and both restates and updates the information in the Original Schedule 13D.

Item 1. Security and Issuer.

This Amendment relates to the shares of common stock, par value $0.0001 per share, of Madrigal Pharmaceuticals, Inc., a Delaware corporation with a class of securities registered under Section 12 of the 1934 Act (the “Issuer”). The principal executive offices of the Issuer are located at 200 Barr Harbor Drive, Suite 200, West Conshohocken, Pennsylvania, 19428.

Item 2. Identity and Background.

Bay City Capital LLC, a Delaware limited liability company (“BCC”), hereby files this Amendment on behalf of the Reporting Persons (as identified below) pursuant to the Agreement with Respect To Schedule 13D (the “Joint Filing Agreement”) attached to the Original Schedule 13D as Exhibit 99.1.

BCC is the manager of Bay City Capital Management IV LLC, a Delaware limited liability company (“Management IV”), which is the general partner of Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”), and Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”). BCC is also an advisor to Fund IV and Co-Investment IV.

This Amendment is filed on behalf of BCC, Management IV, Fund IV and Co-Investment IV. BCC, Management IV, Fund IV and Co-Investment IV are each referred herein as a “Reporting Person” and are collectively referred herein as the “Reporting Persons.”

The principal executive offices of the Reporting Persons are located at 750 Battery Street, Suite 400, San Francisco, California 94111.

BCC is a Delaware limited liability company. The principal business of BCC is to serve as an advisor to life science investors, principally those investment funds sponsored by it or its owners, and to serve as a member and/or the manager of the general partners of such funds.

Management IV is a Delaware limited liability company, and its principal business is to serve as the general partner of Fund IV, Co-Investment IV and other pooled investment vehicles formed to invest in parallel with Fund IV and Co-Investment IV.

Fund IV and Co-Investment IV are Delaware limited partnerships, the principal business of which is making investments in life science companies. Fund IV and Co-Investment IV are contractually obligated under their respective limited partnership agreements to invest and divest at substantially the same time under substantially similar terms. Consequently, Fund IV and Co-Investment IV constitute a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the “Exchange Act”).

During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members of BCC and Management IV are listed on Schedule 1 hereto and is incorporated herein by this reference.

Item 3. Source and Amount of Funds or Other Consideration.

On July 22, 2016, the Issuer, formerly known as Synta Pharmaceuticals Corp. (“Synta”) completed its business combination with Private Madrigal, in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of April 13, 2016 (the “Merger Agreement”), by and among Synta, Saffron Merger Sub, Inc. (“Merger Sub”) and Private Madrigal, pursuant to which Merger Sub merged with and into Private Madrigal, with Private Madrigal surviving as a wholly-owned subsidiary of Synta/the Issuer (the “Merger”). Also on July 22, 2016, in connection with, and prior to completion of, the Merger, Synta effected a 1-for-35 reverse stock split of its common stock (the “Reverse Stock Split”) and, following the Merger, changed its name from Synta Pharmaceuticals Corp. to “Madrigal Pharmaceuticals, Inc.”

Prior to the consummation of the Merger, the Reporting Persons held convertible promissory notes of Private Madrigal which, immediately prior to the consummation of the Merger, converted into shares of common stock of Private Madrigal. Under the terms of the Merger Agreement, at the effective time of the Merger, the Reporting Persons acquired an aggregate of 5,657,854 shares of the Issuer’s common stock in exchange for each share of Private Madrigal common stock held by the Reporting Persons immediately prior to the Merger, taking into account the Reverse Stock Split.

Item 4. Purpose of Transaction.

The purpose of the transactions were to acquire the shares for investment purposes with the aim of increasing the value of the investment and the Issuer.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Fred Craves, a Managing Director of BCC and a member of Management IV, is a director of the Issuer and serves as the Issuer’s lead director.

Item 5. Interest in Securities of the Issuer.

(a)(b)

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership (1)	Percentage of Class (2)

Fund IV	5,264,382	—	5,377,854	0	5,377,854	5,377,854	34.85%
Co-Investment IV	113,472	—	5,377,854	0	5,377,854	5,377,854	34.85%
Management IV(3)	—	5,377,854	0	5,377,854	0	5,377,854	34.85%
BCC(4)	—	5,377,854	0	5,377,854	0	5,377,854	34.85%

(1)	Fund IV and Co-Investment IV constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.
(2)

This percentage is calculated based upon 15,429,154 shares of the Issuer’s common stock outstanding as of October 11, 2019 as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act.

(3)

Management IV holds no shares of common stock directly. Management IV is deemed to have beneficial ownership of common stock owned by Fund IV and Co-Investment IV due to its role as general partner of such funds. Investment and voting decisions by Management IV are exercised by BCC as manager.

(4)	BCC holds no shares of common stock directly. Due to its role as manager of Management IV, BCC is deemed to have beneficial ownership of common stock deemed to be beneficially owned by Management IV.

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Items 2 and 3.

(c) The following information sets forth all transactions in the Issuer’s common stock by the Reporting Persons since the filing date of the Original Schedule 13D:

On June 11, 2018, Fund IV disposed of 274,092 shares of the Issuer’s common stock, and Co-Investment IV disposed of 5,908 shares of the Issuer’s common stock, each at a price per share of $287.46, in an underwritten transaction registered by the Issuer under the Securities Act of 1933, as amended.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by this reference.

Other than as described in this Amendment, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct.

Date: October 17, 2019

/s/ Fred Craves
Fred Craves, Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P.

SCHEDULE 1

Members of BCCM IV and BCC

Set forth below are the name, business address, current principal occupation or employment and citizenship of each Member of BCCM IV and BCC.

Name	Address	Principal Occupation or Employment	Citizenship
Members of BCCM IV

Fred B. Craves, Ph.D.	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Chairman and Managing Director of Bay City Capital LLC	United States of America

Carl Goldfischer, M.D.	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Managing Director of Bay City Capital LLC	United States of America

BF4 GP Investors, LLC	71 South Wacker Drive Chicago, IL 60606	Member of Bay City Capital Management IV LLC	United States of America
Members of BCC

Fred B. Craves, Ph.D.	c/o Bay City Capital LLC 750 Battery Street, Suite 400 San Francisco, CA 94111	Chairman and Managing Director of Bay City Capital LLC	United States of America